Exhibit 99.1

SILVERCORP REPORTS 2022 AGM RESULTS AND APPOINTS NEW DIRECTOR

Trading Symbol	TSX: SVM
NYSE AMERICAN: SVM

VANCOUVER, BC, Sept. 30, 2022 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX: SVM) (NYSE American: SVM) is pleased to report that all matters submitted to shareholders for approval as set out in the Company's Notice of Meeting and Information Circular, both dated August 15, 2022, were approved by the requisite majority of votes cast at Silvercorp's annual general meeting ("AGM") held today.  A total of 101,907,093 common shares, representing 57.58% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM.  The details of the voting results for the election of directors are set out below:

	Votes For		Withheld
Director	Number	Percentage	Number	Percentage
Dr. Rui Feng	74,978,190	96.08%	3,057,320	3.92%
Paul Simpson	71,088,697	91.10%	6,946,814	8.90%
David Kong	71,335,481	91.41%	6,700,030	8.59%
Yikang Liu	76,896,116	98.54%	1,139,394	1.46%
Marina Katusa	74,288,517	95.20%	3,746,994	4.80%
Ken Robertson	76,955,339	98.62%	1,080,171	1.38%

The Company would like to welcome Ken Robertson to the board of directors.  Mr. Robertson is a Chartered Professional Accountant with over 35 years of public accounting experience in Canada and England. He was a Partner and Global Mining & Metals Group Leader with Ernst & Young LLP ("EY"), where he developed extensive experience in initial public offerings, financings, governance, and securities regulatory compliance. Mr. Robertson holds a Bachelor of Commerce degree from McMaster University and the ICD.D designation from the Institute of Corporate Directors.

Shareholders also approved the share-based compensation plan and the re-appointment of Deloitte LLP as auditors of the Company for the ensuing year.  Final results for all matters voted on at the AGM will be filed on SEDAR at www.sedar.com and on the Company's website.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cashflow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
Vice President
Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

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SOURCE Silvercorp Metals Inc

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%CIK: 0001340677

CO: Silvercorp Metals Inc

CNW 20:07e 30-SEP-22